December 16, 2010

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Comcast Corporation
Form 10-K for the year ended December 31, 2009
Filed February 23, 2010
File No. 001-32871
Response to Staff Comment Letter Dated November 23, 2010

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission dated November 23, 2010.  For your convenience, we have reproduced the Staff’s comment preceding our response below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the year ended December 31, 2009

Please tell us if you performed any quantitative analysis to support your assessment that the application of a higher adjusted discount rate to the cash flows of the cable franchise rights properly reflects the value of goodwill.

Response

As discussed on page 9 of the “white paper” submitted to Mr. Kyle Moffatt by letter dated October 7, 2010, under the multi-period excess earnings method (“MPEEM”), going concern can be determined either by using a discrete calculation of going concern value or by adjusting discount rates to incorporate a risk assessment of an asset’s future economic benefit.

While we are aware that certain cable operators may be using a risk adjusted discount rate approach, we do not.  Comcast determines going concern by discrete calculation of the going concern value.  To estimate the value of going concern, Comcast uses the assumptions about start-up costs, lost cash flows during the build out period and time to market embedded in the start-up period of the Greenfield method.  Comcast’s method quantitatively compares the discounted cash flows of an assembled start-up business and a start-up business where the operating assets need to be placed in service.  Upon the determination of the going concern value, the valuation of the franchise marketing rights incorporates a contributory asset charge for such going concern value in the application of the MPEEM.

Securities and Exchange Commission	December 16, 2010

As part of the valuation process conducted at our most recent annual impairment test date of July 1, 2010, we also quantitatively tested the reasonableness of the going concern value by comparing the percentage of going concern to total business enterprise value.  The percentage of going concern value to total business enterprise value was in the upper single digits for all our reporting units tested.  These percentages were also consistent with the going concern values when we corroborate with the values in the Greenfield model.

Accordingly, we believe the contributory asset charge used in Comcast’s application of the MPEEM and the supporting analysis described above results in a value that properly reflects goodwill.

*           *           *

In connection with our response to the Staff’s comment, I acknowledge, on behalf of Comcast Corporation, that:

•	Comcast Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Comcast Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Very truly yours, /s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President, Chief Accounting Officer and Controller Comcast Corporation

cc:
Brian L. Roberts, Chairman of the Board and Chief Executive Officer
Arthur R. Block, Senior Vice President, General Counsel and Secretary
Bruce K. Dallas, Davis Polk & Wardwell LLP
Greg Seelagy, Deloitte & Touche LLP